United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of July 2025

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item              Description of Items

1.	Notice to the Market dated May 20, 2025 – Injunction granted in class action against auction of 4 PCHs
2.	Material Fact dated May 20, 2025 – Decision on the Annulment Action regarding the validity of the Specific Collective Agreement of health plans
3.	Call Notice to Shareholders dated May 27, 2025 – Extraordinary Shareholders’ Meeting
4.	Notice to Shareholders dated June 11, 2025 – First Payout Installment
5.	Material Fact dated March 20, 2025 – Delisting of Shares from Latibex
6.	Notice to Shareholders dated March 20, 2025 – Declaration of Interest on Equity
7.	Notice to the Market dated May 8, 2025 – Executive Board’s New Composition
8.	Notice to the Market dated May 14, 2025 – Cemig is recognized as one of the ten most sustainable companies on B3
9.	Notice to Shareholders dated June 17, 2025 – Declaration of Interest on Equity
10.	Material Fact dated May 28, 2025 – Suspension of the injunction in the collection lawsuit filed by Forluz regarding Plan A of the Supplementary Pension Plan
11.	Notice to the Market dated March 12, 2025 – Clarification on Official Letter 56/2025/CVM/SEP/GEA-1, dated March 11, 2025
12.	Material Fact dated July 8, 2025 – Conclusion of Delisting of Shares from Latibex

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida .

Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: July 30, 2025

1.	Notice to the Market dated May 20, 2025 – Injunction granted in class action against auction of 4 PCHs

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

NOTICE TO THE MARKET

Injunction granted in class action against auction of four small-scale power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and the wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, further to the Notices to the Market disclosed on February 21, 2025, that an injunction has been granted to suspend the effects of the notice and its related contract by the Judge of the 1st Public Court of Treasury and Government Agencies of the District of Belo Horizonte, in the class action filed against the public Auction for the sale of concession rights to operate four small-scale power plants.

The decision affects the Auction held on December 05, 2024, for the divestment of the Machado Mineiro, Sinceridade, Martins, and Marmelos power plants, which are not part of the Company’s Strategic Plan. CEMIG will file an appeal and pursue all legal remedies at the appropriate judicial levels.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed of any developments on this matter, under the regulation issued by the CVM and legislation in force.

Belo Horizonte, May 20, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

2.	Material Fact dated May 20, 2025 – Decision on the Annulment Action regarding the validity of the Specific Collective Agreement of health plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Injunction granted in collection lawsuit filed by Forluz regarding Plan A of the Supplementary Pension Plan

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, under CVM Resolution 44/2021, of August 23, 2021, hereby informs the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that an injunction has been granted by the Judge of the 1st Public Court of Treasury and Government Agencies of the District of Belo Horizonte in a collection lawsuit filed by Fundação Forluminas de Seguridade Social – Forluz regarding the deficit of Plan A of the Supplementary Pension Plan identified in 2022.

The court decision orders the judicial deposit of R$912,234,821.90 (nine hundred and twelve million, two hundred and thirty-four thousand, eight hundred and twenty-one reais, and ninety centavos), corresponding to 50% of the adjusted technical deficit of Plan A, as approved by Forluz’s Decision-Making Board for the 2022 Deficit Recovery Plan. The amount is recorded under Post-Employment Liabilities in the Company’s Financial Statements. CEMIG will file an appeal and pursue all legal remedies at the appropriate judicial levels.

CEMIG, CEMIG D, and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed of developments on this matter, under the rules issued by CVM and the legislation in force.

Belo Horizonte/MG, May 20, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

3.	Call Notice to Shareholders dated May 27, 2025 – Extraordinary Shareholders’ Meeting

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

PUBLICLY-HELD COMPANY

(“Company”)

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Companhia Energética de Minas Gerais-Cemig (”Company”) are hereby invited to attend the Company’s Extraordinary Shareholders’ Meeting (“ESM”) to be held exclusively online at 10 a.m. on June 26, 2025, through a platform that will be made available by the Company. The platform will allow shareholders to participate in the ESM and cast their votes, without prejudice to the submission of their remote voting forms, to resolve on the following matters:

•	election of a member to the Company’s Board of Directors due to the resignation of a Board member appointed by the minority shareholder, FIA Dinâmica, elected by the multiple voting process, as well as to resolve, as applicable to each candidate, on the classification as an independent member, following Exhibit K of CVM Resolution 80/2022; and

•	election of a member to the Fiscal Council, given the request for replacement of an alternate Fiscal Council member, appointed by the majority shareholder, the State of Minas Gerais.

General Information:

Shareholders may opt to exercise their voting rights through the remote voting system, under CVM Resolution 81/2022, by sending the corresponding remote voting form through their respective custodian agent or bookkeeping bank using B3’s central depository, or directly to the Company via the following email address: ri@cemig.com.br, by June 22, 2025.

A request for the adoption of the multiple voting system for the election of Board of Directors members is permitted, under Article 141 of Law 6,404/1976, provided that shareholders jointly hold at least 5% of the voting capital, as established by CVM Resolution 70/2022.

Shareholders who wish to be represented at the aforementioned ESM must comply with the provisions of Article 126 of Law 6,404/1976 and the sole paragraph of Article 13 of the Company’s Bylaws, and must submit a proxy granting specific powers by email to ri@cemig.com.br, by June 22, 2025.

Required Documents for Participation

Documents required to authorize the participation of shareholders and representatives:

1.	Individual Shareholder:
•	Photo identification document.*

2.	Representative:
•	Photo identification document;

2.A. Grantor - Individual:

•	Photo identification document; *
•	Document evidencing the granting of powers, including representation, if applicable.**

2.B. Grantor - Legal Entity:

•	Consolidated and updated Articles of Incorporation or Bylaws;
•	Document evidencing the granting of powers, including representation, if applicable; **
•	Fund regulations (for investment funds);
•	Minutes of the election of the legal representative(s) attending the meeting (for investment funds).

* Accepted identification documents: ID (RG), foreign ID (RNE), driver’s license (CNH), passport, or officially recognized professional ID cards;

** Powers of attorney must have been granted within the past 12 (twelve) months.

The Company emphasizes that it is the sole responsibility of the shareholders and their representatives to ensure the truthfulness and accuracy of the documents submitted, subject to the penalties provided in Article 299 of the Brazilian Criminal Code.

The ESM will be held exclusively in digital format to facilitate shareholder participation, through the Ten Meetings digital platform (“Digital Platform”), which will be accessible on the date and time of the ESM. Shareholders wishing to participate in the meeting must register on the Digital Platform no later than two days before the ESM, i.e., by the end of June 24, via the following link: https://assembleia.ten.com.br/739514347, where the “Platform Manual for Participants” with detailed instructions on how to the use the Digital Platform will be available.

The guidelines and procedures for participating in the Meeting will be available on the websites of the Company (www.ri.cemig.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

Belo Horizonte, May 27, 2025.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

4.	Notice to Shareholders dated June 11, 2025 – First Payout Installment

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

First payout installment

We hereby inform our shareholders that CEMIG will pay the first payout installment related to fiscal year 2024 on June 30, 2025, as follows:

Payout	Approval Date	Date “with rights”	Date “ex-rights”	Per common/preferred share (R$)	Total Amount (R$ thousand)

IoE	03/21/2024	03/26/2024	03/27/2024	0.087782934	193,169
IoE	06/18/2024	06/21/2024	06/24/2024	0.075106044	214,855
IoE	09/17/2024	09/23/2024	09/24/2024	0.082601110	236,296
IoE	12/17/2024	12/23/2024	12/26/2024	0.097903756	280,072
Dividends	04/30/2025	04/30/2025	05/02/2025	0.329405903	942,326
TOTAL				0.672799748	1,866,716

As for the payment of Interest on Equity (IoE), a 15% income tax will be withheld, except for shareholders exempt from said withholding, as provided for in the legislation in force.

Shareholders whose bank details are updated with Banco Itaú Unibanco S.A., the custodian institution of CEMIG's registered shares, will have their credits automatically made on the payment day.

If the shareholder does not receive the aforementioned credit, they should go to a branch of Banco Itaú Unibanco S.A. to update their registration data.

The payout related to the shares held in custody with Companhia Brasileira de Liquidação e Custódia (CBLC) will be directly credited to such entity, and the Depository Brokers will be responsible for transferring them to the respective shareholders.

Belo Horizonte, June 11, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

5.	Material Fact dated March 20, 2025 – Delisting of Shares from Latibex

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Delisting of Shares from Latibex

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, under CVM Resolution 44/2021, of 08/23/2021, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, on this date, its Board of Directors approved the delisting of the Company’s preferred shares from the Latin American Securities Market (Latibex), a segment of the Madrid Stock Exchange.

The implementation of the delisting, including its terms and deadline for completion, is subject to analysis by Latibex.

The delisting from Latibex is aligned with the Company’s strategy of simplification.

The Company will keep the market informed about the progress of the process.

Belo Horizonte, March 20, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

6.	Notice to Shareholders dated March 20, 2025 – Declaration of Interest on Equity

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Board of Directors approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.     Gross amount: R$541,006,000.00 (five hundred and forty-one million and six thousand reais)

2.     Gross amount per share: R$0.18911784746 per share, to be paid with the mandatory minimum dividend for 2025, with a 15% withholding income tax, excluding shareholders exempt from said withholding, under the law in force;

3.     Date “with rights”: common and preferred shareholders of record on March 25, 2025 will be entitled to the payment;

4.     Date “ex-rights”: March 26, 2025;

5.     Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2026, and the second by December 30, 2026;

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, March 20, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

7.	Notice to the Market dated May 8, 2025 – Executive Board’s New Composition

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Executive Board’s New Composition

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Company” or “Cemig”), a corporation with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby announces that, at a meeting held today, its Board of Directors approved the election of Mr. Luis Cláudio Correa Villani for the position of Vice President of Information Technology.

Accordingly, as of May 08, 2025, the Executive Board will be composed as follows:

EXECUTIVE BOARD
DESIGNATIONS	MEMBERS
Chief Executive Officer	Reynaldo Passanezi Filho
Vice President of Finance and Investor Relations	Andrea Marques de Almeida
Vice President of Legal Affairs	Cristiana Maria Fortini Pinto e Silva
Vice President of Distribution	Marney Tadeu Antunes
Vice President of Generation and Transmission	Marco da Camino Ancona Lopez Soligo
Vice President of Trade	Sérgio Lopes Cabral
Vice President of Information Technology	Luis Cláudio Correa Villani

Belo Horizonte, May 08, 2025

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

8.	Notice to the Market dated May 14, 2025 – Cemig is recognized as one of the ten most sustainable companies on B3

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Cemig is recognized as one of the ten most sustainable companies on B3

COMPANHIA ENERGÉTICA DE MINAS GERAIS (“Company” or “Cemig”), a corporation with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby announces that it has been recognized as one of the ten most sustainable companies among those with shares listed on B3. The Company raised its score in the B3 Corporate Sustainability Index (ISE B3), moving from 35th place in 2024 to 10th place in 2025.

Cemig has been included in the ISE B3 portfolio for the 20th consecutive year, effective as of May 05, 2025. The new portfolio comprises shares of 82 companies from 40 different sectors.

The ISE B3 brings together companies that adopt best sustainability practices in environmental, social, economic-financial, and corporate governance aspects. This recognition reinforces Cemig’s commitment to the ESG agenda and highlights the continuous improvement of its management standards, focusing on generating value for society and its shareholders.

Belo Horizonte, May 14, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

9.	Notice to Shareholders dated June 17, 2025 – Declaration of Interest on Equity

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Executive Board approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.	Gross amount: R$596,758,000,00 (five hundred and ninety-six million, seven hundred and fifty-eight thousand reais)

2.	Gross amount per share: R$$0.20860690716 per share, to be paid with the mandatory minimum dividend for 2025, with a 15% withholding income tax, excluding shareholders exempt from said withholding, under the law in force;

3.	Date “with rights”: common and preferred shareholders of record on June 23, 2025, will be entitled to the payment;

4.	Date “ex-rights”: June 24, 2025;

5.	Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2026, and the second by December 30, 2026;

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, June 17, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

10.	Material Fact dated May 28, 2025 – Suspension of the injunction in the collection lawsuit filed by Forluz regarding Plan A of the Supplementary Pension Plan

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Suspension of the injunction in the collection lawsuit filed by Forluz regarding Plan A of the Supplementary Pension Plan

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, under CVM Resolution 44/2021, of August 23, 2021, hereby informs the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, further to the Material Fact disclosed on May 20, 2025, that the Court of Justice of the State of Minas Gerais has suspended, until a final and unappealable ruling is issued, the injunction granted in the collection lawsuit filed by Fundação Forluminas de Seguridade Social – Forluz regarding the deficit of Plan A of the Supplementary Pension Plan identified in 2022.

As a result, the decision ordering the immediate judicial deposit of R$912,234,821.90 (nine hundred and twelve million, two hundred and thirty-four thousand, eight hundred and twenty-one reais, and ninety centavos), corresponding to 50% of the adjusted technical deficit of Plan A, has been suspended. Therefore, this lawsuit currently has no impact on the Company’s cash position.

CEMIG reaffirms its commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, following the rules issued by the CVM and the legislation in force.

Belo Horizonte/MG, May 28, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

11.	Notice to the Market dated March 12, 2025 – Clarification on Official Letter 56/2025/CVM/SEP/GEA-1, dated March 11, 2025

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Clarification on Official Letter 56/2025/CVM/SEP/GEA-1, dated March 11, 2025

CVM Questioning

Re: Request for clarification on a news article

“(...) In response to the news article published on this date in the O Globo newspaper, in its News section, under the headline: “Zema sells CEMIG’s plants without a referendum, and the opposition contests," containing the following statements:

The administration of the governor of the State of Minas Gerais, Romeu Zema (Novo), authorized the sale of four hydroelectric power plants owned by Companhia Energética de Minas Gerais (CEMIG) without holding a popular referendum or consulting with the Legislative Assembly. The hydroelectric power plants were transferred to Âmbar Hidroenergia Ltda., which is part of the J&F group, whose main shareholders are the brothers Joesley and Wesley Batista.

1.                  In light of the above, we request that you clarify whether the news article is true and, if so, explain the reasons why you believe that it is not a material fact, and comment on other information deemed as important regarding the matter (...)”

CEMIG’s Clarification

In response to Official Letter 56/2025/CVM/SEP/GEA-1, the Company clarifies that the transaction referred to in the news article published in the
O Globo newspaper was the sale of the Machado Mineiro, the Sinceridade, the Martins, and the Marmelos Plants to Âmbar Hidroenergia Ltda., winner of Bidding Process 500-W20723, held at the headquarters of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), on December 5, 2024, for the amount of R$52 million, as disclosed by the Company through the Notices to the Market published on April 1, 2024, June 27, 2024, September 23, 2024, December 5, 2024 and February 21, 2025, available at the following links:

https://ri.cemig.com.br/divulgacao-e-resultados/avisos-comunicados-e-fatos-relevantes/2025

https://ri.cemig.com.br/divulgacao-e-resultados/avisos-comunicados-e-fatos-relevantes/2024

The Company also clarifies that the transaction consisted of the sale of assets owned by the subsidiary Cemig Geração e Transmissão S.A. (“CEMIG GT”), in accordance with Law 13,303/16, with no sale or change in Cemig GT’s control.

Additionally, the Company informs that said sale is in line with the guidelines of CEMIG’s Strategic Planning that recommends optimizing the Company’s generation portfolio and bettering its capital allocation.

The Company restates its commitment to keep the market up to date under the laws and regulations in force.

Belo Horizonte, March 12, 2025.

Andrea Marques de Almeida

Vice-Presidency of Finance and Investor Relations

12.	Material Fact dated July 8, 2025 – Conclusion of Delisting of Shares from Latibex

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Delisting of Shares from Latibex

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, under CVM Resolution 44/2021, of 08/23/2021, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, in continuation of the Material Fact disclosed on March 20, 2025, that the Board of Directors of BME – Bolsa y Mercados Españoles Sistemas de Negociación S.A. approved, on this date, the request for delisting of shares issued by CEMIG from the Latin American Securities Market (Latibex), effective July 10, 2025 (inclusive).

As of this date, the Company will no longer be listed on said trading environment.

The Company's shares will continue to be traded on B3 S.A. – Brasil, Bolsa, Balcão and on the New York Stock Exchange - NYSE.

Belo Horizonte, July 08, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations